Prime Resource, Inc.
                             1245 E. Brickyard Road
                                    Suite 590
                           Salt Lake City, Utah 84106
                                  801.433.2000


November 15, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re: Prime Resource, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2004
       Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 June 30,
         2005 and September 30, 2005
       File No. 333-88480

Sent via express mail and email

Dear Mr. Rosenberg,

We are in receipt of the Commission's fax dated November 3, 2005 regarding additional comments to our proposed amendments of the above referenced filings. Included with this response are the restated filings with the proposed amendments highlighted as requested. Also, this letter and the related disclosure documents have been submitted to our EDGAR filer to be filed under the form type CORRESP. Additionally, we are sending this letter and the disclosure documents to you via e- mail and express mail to your office for ease of use. We request again that you provide input to our proposed changes before filing the aforementioned disclosure documents as amendments. We look forward to your prompt response.

General

1. We have inserted the letter "A" in the title of each filing to designate it as an amended filing per your suggestion.

Form 10-KSB for the year ended December 31, 2004

Item 6. Plan of Operations, page 13

Results of Operations, page 14

2. The 2004 segment disclosure amounts have been revised to agree with the financial statements. The results of operations section regarding expenses has been modified to be consistent with the amounts and categories on the statement of operations.

3. We have deleted the paragraph on page 16 as mentioned in your comment.

4. The title "Critical Accounting Estimates" has been used per your suggestion. Additionally, we have added language in each of the disclosure documents to address your question regarding the revenue recognition and commission accrual issue.

Item 7. Financial Statements

5.

     * Child, Sullivan and Company has added the requested explanatory paragraph on page F-1 on their report to the Prime Board of Directors.

     * We have amended note 12 to reflect the per share results of the restatement. We have also added this disclosure to the March 31, June 30 and September 30, 2005 form 10-QSBs.

     * Management has filed an 8-K concurrently with these restated disclosure documents stating Prime's 2004 10-KSB and 2005 1st, 2nd and 3rd quarter 10- QSB filings cannot be relied upon and will be restated in subsequent amended filings.

Note 1. Significant Accounting Policies, page F-7

Trading Securities, page F-11

6. Our disclosure has been revised to indicate that we account for these holdings under the cost method due to the fact we exert no significant influence on said holdings. Further we have deleted the previous disclosure language discussing our previous valuation methods for these holdings.

Note 11. Income Taxes, page F-17

7. We have revised our disclosure to discuss the nature and approximate amount of the stock based compensation impacting the deferred tax asset.

Item 8A. Controls and Procedures, page 18

8. Item 8A, Controls and Procedures has been amended. We have concluded that our Controls and Procedures were ineffective and have listed in the proposed 10- KSB amendment the steps undertaken to enhance our procedures in the future


Exhibits 31, pages 29 and 31

9. Compliance with Rule 601(b)31 of Regulation SB pertaining to certifications.

     * We have removed any reference to "annu report" except in paragraph 4c (formerly 4d).

     *    We have removed the reference to internal control in 4 and 4b.

     *    The certifications are dated as of the date of this restatement.

         We have revised the certifications accordingly for the subsequent 2005 10- QSB filings.

Form 10-QSB for the three months ended March 31, 2005

Item 1. Financial Statements, page 4

10. We have labeled the fiscal periods which have been restated and have added the disclosures required by paragraph 37 of APB Opinion 20. We have also labeled and added disclosure on the June 30th and September 30th, 2005 10-QSBs.

Form 10-QSB for the six months ended June 30, 2005

Item 1. Financial Statements, page F-3

Notes to Financial Statements, page F-7

Note 3. Note receivable, page F-7

11. We have expanded our discussion of liquidity and the purpose of the loan in the June 10-QSB/A and the September 10-QSB/A.

Note 4. Segment Information, Page F-8

12. We have provided the requested reconciliations of our segment and consolidated profit and loss.

Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation, page F-8

Plan of Operations, page F-8

13. The disclosures have been amended to expand the discussion of material changes in the level of commission expense and employee costs. We have also included the disclosure language in the September 30, 2005 10-QSB/A as well.

Form 10-QSB for the nine months ended September 30, 2005

Item1. Financial Statements

14. We have revised our disclosure to add the suggested language in "Note 1. Presentation" to the financial statements.

15. We have amended our September 30, 2005 10-QSB/A to include the changes referenced in this letter and your preceding letter of October 21, 2005.

In connection with this response we acknowledge that Prime Resource, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC; thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to our filings. We acknowledge that staff comments may not be used as a defense by the company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Your prompt attention to this matter is appreciated. Please call me with any questions or comments that will enhance your understanding of the proposed amendments.

Respectfully,



Terry Deru
President